UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alaska Communications Systems Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01167P101

(CUSIP Number)

Michael T. Prior

President and Chief Executive Officer

ATN International, Inc.

500 Cummings Center

Beverly, Massachusetts 01915

(978) 619-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
ATN International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,075,359(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 of this Schedule 13D).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
ALSK Holdings, LLC (formerly known as Project 8 Capital, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,075,359(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 of this Schedule 13D).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

CUSIP No. 01167P101

1	NAMES OF REPORTING PERSONS
Project 8 Buyer, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,075,359(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,359(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock covered by the Voting Agreement (discussed in Items 3, 4 and 5 of this Schedule 13D).

(2) Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon an aggregate of 53,822,535 shares of Common Stock outstanding as of November 3, 2020, as reported in the Issuer’s Form 10-Q filed on November 9, 2020.

(The terms used above are defined in Items 1-4 of this Schedule 13D).

Explanatory note

This Amendment No.2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2021, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the SEC on January 13, 2021, is being filed on behalf of Project 8 Buyer, LLC, a Delaware limited liability company (“Parent”), ALSK Holdings, LLC (formerly known as Project 8 Capital, LLC), a Delaware limited liability company (“Holdco”), which is the sole owner of Parent, and ATN International, Inc., a Delaware corporation (“ATN”), which is an owner of Holdco, with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems Group, Inc., a Delaware corporation (“Alaska Communications”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment, which are not defined herein, have the meanings given to them in the Schedule 13D filed with the SEC on January 8, 2021.

This is the final amendment to the Schedule 13D filed with the SEC on January 8, 2021 and constitutes an “exit filing” for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a), (b) The information contained in the cover page of this Schedule 13D Amendment is incorporated herein by reference. As a result of the Voting Agreement Stockholder’s open market sales between January 11, 2021 and January 25, 2021, the Reporting Persons may be deemed to have the power to vote, and to be the beneficial owner of 2,075,359 shares of Common Stock, representing approximately 3.86% of the Common Stock deemed outstanding under applicable SEC rules. The Reporting Persons became aware of the Voting Stockholder’s sale of Common Stock through the Schedule 13D/A filed by the Voting Agreement Stockholder with the SEC on January 27, 2021 (the “Voting Agreement Stockholder Schedule 13D/A”). The foregoing beneficial ownership calculations are based upon the representations of Alaska Communications and the Voting Agreement Stockholder, including those contained in the Merger Agreement, the Voting Agreement and Voting Agreement Stockholder 13D/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021

ATN International Inc.

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President and Chief Executive Officer

alsk holdings, LLC

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President

Project 8 Buyer, LLC

By:	/s/ Michael Prior
Name:	Michael Prior
Title:	President

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)